August 2, 2016

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
AD Office of Real Estate and Commodities
100 F Street N.E.
Washington, D.C. 20549
Mail Stop 3233

Attn:	Ms. Kristi Marrone
Staff Accountant

Re:	Urban Edge Properties
Form 10-K for the fiscal year ended December 31, 2015
Filed February 19, 2016
File No. 001-36523

Dear Ms. Marrone,

On behalf of Urban Edge Properties (the "Company"), please find our response to the comments contained in the letter dated July 20, 2016 (the "Comment Letter") received from the Staff of the Division of Corporation Finance (the "Staff") regarding the Company's Annual Report on Form 10-K filed on February 19, 2016. The numbering below corresponds to the numbering in the Comment Letter, and the Company's response is preceded by the text of the Staff's comment.

Consolidated Balance Sheets, page 41

1.
Staff Comment. Please tell us what consideration you gave to ASC 480-10-S99-3A when classifying the entire amount of LTIP units issued as permanent equity, given that the number of outstanding LTIP units exceeds the number of authorized common shares as of December 31, 2015.

Company Response. The 433,040 number of LTIP units as disclosed in Footnote 15 Redeemable Noncontrolling interests, page 59, is in whole numbers. Redeemable noncontrolling interests as of December 31, 2015 included 5,717,184 units of interest in Urban Edge Properties LP ("OP units") and 433,040 LTIP units. As such, the total number of common shares, OP units and LTIP units outstanding as of December 31, 2015 do not exceed the 500,000,000 authorized common shares. The following calculation indicates the excess authorized common shares available for issuance as of December 31, 2015, assuming the redemption of OP units and LTIP units:

Common shares	99,290,952
OP units	5,717,184
LTIP units	433,040
Total	105,441,176
Total authorized	500,000,000
Excess shares available for issuance	394,558,824

The Company assessed the classification of the redeemable noncontrolling interests in accordance with ASC 480-10-S99-3A which states, in part:

“…securities that are redeemable for cash or other assets [are required] to be classified outside of permanent equity if they are redeemable (1) at a fixed or determinable price on a fixed or determinable date, (2) at the option of the holder, or (3) upon the occurrence of an event that is not solely within the control of the issuer.”

Holders of outstanding vested LTIP units may, from and after two years from the date of issuance, present their LTIP units for redemption to Urban Edge Properties LP for cash. The Company, at its sole and absolute discretion, may redeem the LTIP units using common shares of the Company on a one-for-one basis. The cash redemption price is equal to the value of the shares on the valuation date. The valuation date is 10 consecutive trading days after the notice of redemption is received, if the shares are not listed or no longer trading on NYSE, the value is the last reported sales price. While the timing of redemption is at the option of the unitholder, the redemption method, with cash or shares of the Company is determined by the Company, in its sole and absolute discretion. Given it is in the Company’s control to settle the redemption of OP units and LTIP units using common shares of the Company, the Company has sufficient authorized and unissued shares available as noted above, and the redeemable noncontrolling interests do not meet the classification criteria outlined in ASC 480-10-S99-3A, it is appropriate for the redeemable noncontrolling interests to be classified as permanent equity.

Note 9. Fair Value Measurements

Financial Assets and Liabilities Measured at Fair Value on a Non-Recurring Basis, page 56

2.
Staff Comment. We note your disclosure on pages 35 and 54 that during 2013 your Montehiedra property experienced financial difficulties, resulting in a substantial decline in operating cash flows and a troubled debt restructuring of the related loan. Please tell us in detail how you evaluated the carrying value of this property for impairment for each of the periods presented.

Company Response. Although the Company’s property in Montehiedra experienced a decline in net operating cash flows in 2013, the cash flows were sufficient to cover operating expenses and required loan payments to the special servicer. The mall was facing a decline in occupancy and rental revenue that was likely to result in default. Part of the discussion and loan modification negotiation during the troubled debt restructuring process included an analysis of management’s plan to convert the mall into an outlet and value-oriented shopping destination while replacing and upgrading the tenant mix. Asset level cash flows were compiled during the loan restructuring process to summarize expected revenue from the tenants targeted for the new outlet concept that would become part of a formal marketing and branding campaign.

The property’s undiscounted cash flow model started with the net operating income of approximately $6.7 million and 90.7% occupancy for the year ended December 31, 2013. The proposed outlet conversion assumed re-tenanting of vacant and expiring spaces with target tenants that facilitated the conversion from a mall to an outlet center, including the following lease-up assumptions made at the end of 2013 as part of the projected cash flow analysis:

2014: The projected lease commencement of nine leases related to tenants targeted specifically as part of the outlet conversion aggregating 28,000 square feet ("sf") with weighted average base rents of $23.00 per sf.
2015: The projected lease commencement of seventeen leases related to tenants targeted specifically as part of the outlet conversion aggregating 55,000 sf with weighted average base rents of $22.00 per sf.
2016 - thereafter: The cash flow model assumed the gradual lease-up of the outlet center growing to an occupancy level of approximately 96% in year 10 with net operating income growing at an average annual rate of 1-2% from 2016 to 2024. The 10-year undiscounted cash flows (excluding any assumed sale in year 10) were $81.5 million as of December 31, 2015 and 2014, and $81.2 million as of December 31, 2013.

Montehiedra's actual occupancy rates have since supported the lease-up assumptions as indicated by the positive trend in occupancy as outlined below:

	06/30/16	12/31/15	12/31/14	12/31/13
Occupancy	92.8%	92.0%	90.9%	91.0%

We evaluated the carrying value of the property for impairment in accordance with the guidance provided in ASC 360 for each of the years ended December 31, 2015, 2014 and 2013. For the information of the Staff, the property was acquired in 1997 and the carrying value reflects more than 16 years of accumulated depreciation (resulting in a carrying value of approximately $55.0 million, $52.6 million and $54.0 million as of December 31, 2015, 2014 and 2013, respectively).

We considered the troubled debt restructuring to be an indicator of potential impairment and performed an undiscounted cash flow analysis. The impairment analysis summarized the undiscounted cash flows associated with management’s leasing projections and considered the costs and capital improvements necessary to upgrade the mall. The outlet conversion plan was expected to generate growing cash flows based on the favorable location of the mall and the attractive demographic profile of the trade area.

As the undiscounted cash flows were far in excess of the carrying value of the property as of December 31, 2015, 2014 and 2013, we concluded the carrying value was recoverable and the property was not impaired for each of the periods then ended.

As requested, this confirms on behalf of the Company that:

•	the Company understands that it is responsible for the adequacy and accuracy of the disclosure in its Commission filings;

•	the Company understands that staff comments or changes to the disclosure in response to staff comments does not foreclose the Commission from taking any action with respect to these filings; and

•	the Company understands that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions regarding the foregoing, please contact the undersigned at (201) 571-3503.

Sincerely,

/s/ Jennifer Holmes
Chief Accounting Officer